Summary of Features of top 5 Blockchain Platforms for Enterprises

	Ethereum	Hyperledger Fabric	R3 Corda	Ripple	Quorum
Industry-focus	Cross-industry	Cross-industry	Financial Services	Financial Services	Cross-industry
Governance	Ethereum developers	Linux Foundation	R3 Consortium	Ripple Labs	Ethereum developers & JP Morgan Chase
Ledger type	Permissionless	Permissioned	Permissioned	Permissioned	Permissioned
Cryptocurrency	Ether (ETH)	None	None	Ripple (XRP)	None
% providers with experience[1]	93%	93%	60%	33%	27%
% share of engagements[2]	52%	12%	13%	4%	10%
Coin Market Cap[3]	$91.5 B (18%)	Not applicable	Not Applicable	$43.9 B (9%)	Not Applicable
Consensus algorithm	Proof of Work (PoW)	Pluggable framework	Pluggable framework	Probabilistic voting	Majority voting
Smart contract functionality	Yes	Yes	Yes	No	Yes

1. *Based on responses from 15 leading blockchain service providers*

Source: HfS Research, 2018